                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of November 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: November 10, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

            UNCONSOLIDATED NET INCOME OF PS 63,380 MILLION IN OCTOBER
             TOTALING PS 457,266 FOR THE FIRST TEN MONTHS OF 2006 *

MEDELLIN, COLOMBIA. NOVEMBER 10, 2006

BANCOLOMBIA reported unconsolidated net income of Ps 63,380 million for the past month of October, accumulating Ps 457,266 million for the first ten months of 2006.

During October, total net interest income, including investments amounted to Ps 141,199 million. Additionally, total net fees and income from services amounted to Ps 49,015 million in the month.

As of October 31, 2006, BANCOLOMBIA's total assets amounted to Ps 25.60 trillion, total deposits totaled Ps 16.61 trillion and total shareholders' equity amounted to Ps 3.26 trillion.

Also as of October 31, 2006, BANCOLOMBIA's level of past due loans as a percentage of total loans was 2.51% and the level of allowance for past due loans was 140.20%.

As previously announced on October 12, 2006, BANCOLOMBIA purchased mortgage-backed securities called TIPS, indexed to the UVR (Unidad de Valor
Real), for approximately Ps 490,000 million in a public offering made by Titularizadora Colombiana S.A. All such TIPs were classified as "Held to Maturity".

Other operating income amounted to $35,896 million in October basically due to two non recurrent events:

     - BANCOLOMBIA sold through the Colombian Stock Exchange (Bolsa de Valores de Colombia), the last part of the stake it held in Corfinversiones (now Compania de Suramericana de Inversiones S.A.) which was received as a result of the spin-off of Corfinsura S.A.. Since Colombian regulations do not allow banks to have equity investments in non-financial companies, the Superintendency of Finance determined that BANCOLOMBIA would have a period of two years to sell such investment. BANCOLOMBIA's profits from the sale of such investment amounted to Ps 24,193 million.

     - BANCOLOMBIA sold mortgage loans to Titularizadora Colombiana amounting to approximately Ps. 580,000 million. These mortgage loans were secured by the Titularizadora through the issuance of securities TIPS. BANCOLOMBIA's profits from the sale of such interest earning mortgage loans amounted to Ps 11,651 million.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in October 2006 was as follows: 17.8% of total deposits, 20.6% of total net loans, 18.0% of total savings accounts, 21.6% of total checking accounts and 14.3% of total time deposits.

* This report corresponds to the unconsolidated interim financial statements of BANCOLOMBIA. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited.

CONTACTS

SERGIO RESTREPO      JAIME A. VELASQUEZ   MAURICIO BOTERO
EXECUTIVE VP         FINANCIAL VP         IR MANAGER
TEL: (574) 5108668   TEL: (574) 5108666   TEL: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                    OCTOBER 2006

                                                                                              GROWTH
BANCOLOMBIA S.A.                                                                         ---------------
BALANCE SHEET                                                     AS OF                   MONTH   ANNUAL
(PS MILLIONS)                                       OCT-05       SEP-06       OCT-06        %        %
----------------                                  ----------   ----------   ----------   ------   ------
ASSETS
Cash and due from banks                              968,642    1,417,398    1,275,187   -10.03%   31.65%
Overnight funds sold                                  79,811       39,554       20,315   -48.64%  -74.55%
TOTAL CASH AND EQUIVALENTS                         1,048,453    1,456,952    1,295,502   -11.08%   23.56%

DEBT SECURITIES                                    6,644,420    4,002,437    4,481,634    11.97%  -32.55%
Trading                                            3,613,165    2,008,523    2,025,601     0.85%  -43.94%
Available for Sale                                 1,730,391    1,166,161    1,137,225    -2.48%  -34.28%
Held to Maturity                                   1,300,864      827,753    1,318,808    59.32%    1.38%

EQUITY SECURITIES                                    801,047      922,094      896,455    -2.78%   11.91%
Trading                                                  425        2,845        2,852     0.25%  571.06%
Available for Sale                                   800,622      919,249      893,603    -2.79%   11.61%
Market value allowance                               -37,954      -39,548      -39,548     0.00%    4.20%

NET INVESTMENT SECURITIES                          7,407,513    4,884,983    5,338,541     9.28%  -27.93%
Commercial loans                                   9,319,804   12,636,451   13,094,632     3.63%   40.50%
Consumer loans                                     2,010,039    2,466,936    2,495,260     1.15%   24.14%
Small business loans                                  97,080       94,532       95,136     0.64%   -2.00%
Mortgage loans                                     1,467,369    1,970,598    1,493,370   -24.22%    1.77%
Allowance for loans and financial leases losses     -545,113     -584,401     -602,379     3.08%   10.51%

NET TOTAL LOANS AND FINANCIAL LEASES              12,349,179   16,584,116   16,576,019    -0.05%   34.23%
Accrued interest receivable on loans                 158,442      176,424      187,158     6.08%   18.12%
Allowance for accrued interest losses                 -9,524       -7,505       -7,929     5.65%  -16.75%

NET TOTAL INTEREST ACCRUED                           148,918      168,919      179,229     6.10%   20.35%
Customers' acceptances and derivatives               152,797      128,997      158,802    23.11%    3.93%
Net accounts receivable                              155,173      218,702      266,807    22.00%   71.94%
Net premises and equipment                           343,507      364,470      363,637    -0.23%    5.86%
Foreclosed assets                                     36,771       23,185       19,159   -17.36%  -47.90%
Prepaid expenses and deferred charges                 18,253       29,551       39,682    34.28%  117.40%
Goodwill                                              54,734       47,077       44,773    -4.89%  -18.20%
Other                                                266,910      578,341      569,510    -1.53%  113.37%
Reappraisal of assets                                705,713      726,297      745,983     2.71%    5.71%
                                                  ----------   ----------   ----------   ------   ------
TOTAL ASSETS                                      22,687,921   25,211,590   25,597,644     1.53%   12.82%
                                                  ==========   ==========   ==========   ======   ======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS

NON-INTEREST BEARING                               2,766,967    3,461,152    3,426,173    -1.01%   23.82%
Checking accounts                                  2,497,776    3,135,895    3,187,943     1.66%   27.63%
Other                                                269,191      325,257      238,230   -26.76%  -11.50%

INTEREST BEARING                                  10,842,586   12,620,917   13,182,220     4.45%   21.58%
Checking accounts                                    171,517      240,404      288,333    19.94%   68.11%
Time deposits                                      3,135,097    3,680,652    3,929,486     6.76%   25.34%
Savings deposits                                   7,535,972    8,699,861    8,964,401     3.04%   18.95%

TOTAL DEPOSITS                                    13,609,553   16,082,069   16,608,393     3.27%   22.03%
Overnight funds                                      983,386    1,484,188    1,765,456    18.95%   79.53%
Bank acceptances outstanding                          69,872       77,527       80,522     3.86%   15.24%
Interbank borrowings                               1,478,910    1,260,197      938,620   -25.52%  -36.53%
Borrowings from domestic development banks           880,531      787,393      768,553    -2.39%  -12.72%
Accounts payable                                     549,971      722,420      546,631   -24.33%   -0.61%
Accrued interest payable                             137,345      122,387      129,838     6.09%   -5.47%
Other liabilities                                    256,642      247,884      269,557     8.74%    5.03%
Bonds                                              1,284,149      891,868      872,140    -2.21%  -32.08%
Accrued expenses                                     338,996      339,764      359,855     5.91%    6.15%
                                                  ----------   ----------   ----------   ------   ------
TOTAL LIABILITIES                                 19,589,355   22,015,697   22,339,565     1.47%   14.04%
                                                  ==========   ==========   ==========   ======   ======
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                       363,914      363,914      363,914     0.00%    0.00%
RETAINED EARNINGS                                  1,461,310    1,622,829    1,686,209     3.91%   15.39%
Appropiated                                          861,300    1,228,943    1,228,943     0.00%   42.68%
Unappropiated                                        600,010      393,886      457,266    16.09%  -23.79%
REAPPRAISAL AND OTHERS                             1,211,343    1,208,358    1,204,745    -0.30%   -0.54%
GROSS UNREALIZED GAIN OR LOSS ON DEBT
   SECURITIES                                         61,999          792        3,211   305.43%  -94.82%
                                                  ----------   ----------   ----------   ------   ------
TOTAL SHAREHOLDER'S EQUITY                         3,098,566    3,195,893    3,258,079     1.95%    5.15%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY        22,687,921   25,211,590   25,597,644     1.53%   12.82%
                                                  ==========   ==========   ==========   ======   ======

                                                              (BANCOLOMBIA LOGO)

                                                                    OCTOBER 2006

BANCOLOMBIA S.A.                                        ACCUMULATED         GROWTH          MONTH           GROWTH
INCOME STATEMENT                                  ----------------------    ANNUAL   -------------------     MONTH
(PS MILLIONS)                                       OCT-05       OCT-06       %       SEP-06     OCT-06        %
----------------                                  ----------   ---------   -------   --------   --------   --------
INTEREST INCOME AND EXPENSES
Interest on loans                                  1,455,365   1,532,156      5.28%   169,630    174,654       2.96%
Interest on investment securities                    556,701     113,335    -79.64%    39,082     32,747     -16.21%
Overnight funds                                       17,752      22,491     26.70%     2,025      2,334      15.26%
TOTAL INTEREST INCOME                              2,029,818   1,667,982    -17.83%   210,737    209,735      -0.48%

Interest expense
Checking accounts                                      4,970       6,304     26.84%       613        552      -9.95%
Time deposits                                        231,518     179,909    -22.29%    19,464     19,689       1.16%
Savings deposits                                     200,033     207,146      3.56%    24,063     23,429      -2.63%
TOTAL INTEREST ON DEPOSITS                           436,521     393,359     -9.89%    44,140     43,670      -1.06%

Interbank borrowings                                  40,135      86,695    116.01%     7,461      6,451     -13.54%
Borrowings from domestic development banks            61,438      46,975    -23.54%     4,360      4,454       2.16%
Overnight funds                                       39,703      54,045     36.12%     5,379      7,999      48.71%
Bonds                                                 95,822      65,460    -31.69%     5,872      5,962       1.53%
TOTAL INTEREST EXPENSE                               673,619     646,534     -4.02%    67,212     68,536       1.97%

NET INTEREST INCOME                                1,356,199   1,021,448    -24.68%   143,525    141,199      -1.62%
Provision for loan and accrued interest losses,
   net                                              (122,746)   (168,646)    37.39%   (25,776)   (26,933)      4.49%
Recovery of charged-off loans                         62,856      51,160    -18.61%     6,338      5,132     -19.03%
Provision for foreclosed assets and other
   assets                                            (61,979)    (24,920)   -59.79%       122     (5,096)  -4277.05%
Recovery of provisions for foreclosed assets
   and other assets                                   32,473      64,026     97.17%       754      2,960     292.57%

TOTAL NET PROVISIONS                                 (89,396)    (78,380)   -12.32%   (18,562)   (23,937)     28.96%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                        1,266,803     943,068    -25.56%   124,963    117,262      -6.16%

Commissions from banking services and other
   services                                           49,843      67,179     34.78%     6,294      7,169      13.90%
Electronic services and ATM's fees, net               85,766      72,024    -16.02%     7,468      7,185      -3.79%
Branch network services, net                          39,828      45,156     13.38%     4,767      4,860       1.95%
Collections and payments fees, net                    46,296      58,175     25.66%     5,737      6,609      15.20%
Credit card merchant fees, net                         8,448       6,642    -21.38%       670        648      -3.28%
Credit and debit card fees, net                      171,815     201,364     17.20%    18,714     21,180      13.18%
Checking fees, net                                    45,357      49,217      8.51%     4,981      4,706      -5.52%
Check remittance, net                                  8,585       9,348      8.89%       909      1,011      11.22%
International operations, net                         19,731      23,129     17.22%     2,304      2,646      14.84%
TOTAL FEES AND OTHER SERVICE INCOME                  475,669     532,234     11.89%    51,844     56,014       8.04%

Other fees and service expenses                      (39,983)    (62,541)    56.42%    (7,422)    (6,999)     -5.70%
TOTAL FEES AND INCOME FROM SERVICES, NET             435,686     469,693      7.81%    44,422     49,015      10.34%

OTHER OPERATING INCOME
Net foreign exchange gains                           (58,699)     79,926   -236.16%     3,893    (23,114)   -693.73%
Forward contracts in foreign currency                132,459       8,273    -93.75%    (6,867)    34,640    -604.44%
Gains on sales of investments on equity
   securities                                          8,295      67,321    711.59%        --     24,193          *
Gains on sale of mortgage loan                            --      11,651         *         --     11,651          *
Dividend income                                       99,997     128,602     28.61%        --         31          *
Communication, rent payments and others                1,390       1,335     -3.96%       128        146      14.06%
TOTAL OTHER OPERATING INCOME                         183,442     297,108     61.96%    (2,846)    47,547   -1770.66%

TOTAL INCOME                                       1,885,931   1,709,869     -9.34%   166,539    213,824      28.39%
OPERATING EXPENSES
Salaries and employee benefits                       421,809     451,790      7.11%    46,338     47,219       1.90%
Bonus plan payments                                   13,882      15,035      8.31%     3,363      2,959     -12.01%
Compensation                                           7,046       3,116    -55.78%       313        433      38.34%
Administrative and other expenses                    549,452     535,065     -2.62%    57,539     61,041       6.09%
Deposit security, net                                 39,922      47,984     20.19%     5,068      6,346      25.22%
Donation expenses                                        422         183    -56.64%        25         27       8.00%
Depreciation                                          54,107      62,900     16.25%     7,698      6,642     -13.72%
TOTAL OPERATING EXPENSES                           1,086,640   1,116,073      2.71%   120,344    124,667       3.59%

NET OPERATING INCOME                                 799,291     593,796    -25.71%    46,195     89,157      93.00%
Merger expenses                                       34,982      31,715     -9.34%     6,981      5,412     -22.48%
Goodwill amortization                                 18,874      21,205     12.35%     2,304      2,305       0.04%

NON-OPERATING INCOME (EXPENSE)
Other income                                          35,675     138,091    287.08%     3,155      4,225      33.91%
Other expense                                        (57,686)   (115,859)   100.84%    (9,631)    (5,245)    -45.54%

TOTAL NON-OPERATING INCOME                           (22,011)     22,232   -201.00%    (6,476)    (1,020)    -84.25%
INCOME BEFORE INCOME TAXES                           723,424     563,108    -22.16%    30,434     80,420     164.24%
Income tax expense                                  (123,414)   (105,842)   -14.24%    (5,035)   (17,040)    238.43%
                                                  ----------   ---------   -------   --------   --------   --------
NET INCOME                                           600,010     457,266    -23.79%    25,399     63,380     149.54%
                                                  ==========   =========   =======   ========   ========   ========